CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three and six months ended  June 30, 2014 and 2013

_______________________

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

Expressed in United States Dollars

	June 30, 2014	December 31, 2013
Assets

Current assets:
Cash and cash equivalents	$230,541,089	$174,601,438
Receivables	184,368	127,089
Prepaid expenses and deposits (note 13(b))	532,552	220,103
	231,258,009	174,948,630

Non-current assets:
Property, plant and equipment (note 5)	8,573,523	2,445,309
Mineral interests and development assets (note 6)	189,580,231	60,962,871
Deferred debt financing costs (note 8)	4,195,354	3,823,128
Investment in associate	1,000	1,000
	202,350,108	67,232,308

Total assets	$433,608,117	$242,180,938

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (notes 13 (b))	$7,847,240	$3,948,619
Foreign currency warrant liability (note 19(b) (i))	184,195	242,252
	8,031,435	4,190,871

Non-current liabilities:
Asset retirement provision (note 9)	11,472,649	9,385,102
Deferred income tax liability (note 3)	23,426,873	-
	34,889,522	9,385,102

Total liabilities	42,930,957	13,575,973

Shareholders’ Equity

Share capital (note 10)	501,277,084	334,423,542
Equity reserves (note 11)	42,082,514	36,461,969
Accumulated deficit	(152,682,438)	(142,280,546)
Total shareholders’ equity	390,677,160	228,604,965

Total liabilities and shareholders’ equity	$433,608,117	$242,180,938

Acquisition (note 3)

Commitments (note 14)

Contingencies (note 15)

Subsequent event (note 8)

Approved by the Board of Directors on August 12, 2014:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)                                   Expressed in United States Dollars

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Administration expenses:
Consulting fees, wages and benefits (note 13)	$812,950	$1,041,243	$1,625,894	$1,605,177
Depreciation	14,398	24,977	43,463	49,870
Office, rent and administration	400,981	375,418	1,052,719	859,139
Professional fees	293,774	148,338	454,200	395,953
Regulatory fees, transfer agent and
shareholder information	94,627	98,179	235,662	325,353
Share-based payments (note 11(a))	563,615	565,067	1,648,195	1,494,332
Travel, promotion and investor relations	193,847	451,589	478,945	939,961
	2,374,192	2,704,811	5,539,078	5,669,785

Exploration and evaluation expenditures (note 7)	74,209	432,391	132,098	963,356

Other expenses (income):
Accretion expense (note 9)	80,980	59,861	172,755	122,088
Bank charges and interest	28,725	7,164	34,567	12,493
Business development (note 3)	156,680	(37,105)	4,498,043	737,310
Change in foreign currency warrant liability	(204,727)	(6,076,992)	(58,057)	(10,609,787)
Foreign exchange (gain) loss	(2,765,317)	862,958	(2,163,089)	1,438,034
Impairment loss on investment in associate	-	626,394	-	626,394
Interest and other income	(356,116)	(294,955)	(732,333)	(539,462)
Restructuring costs (note 12)	95,938	-	2,978,830	-
	(2,963,837)	(4,852,675)	4,730,716	(8,212,930)

Loss (income) and comprehensive loss (income)
for the period	$(515,436)	$(1,715,473)	$10,401,892	$(1,579,789)

Loss (earnings) per share
Basic and diluted	$0.00	$(0.02)	$0.07	$(0.02)

Weighted average number of shares outstanding
Basic	172,219,733	85,034,338	154,883,601	85,034,338
Diluted	172,550,875	85,046,860	154,883,601	85,058,181

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Changes in Equity (Unaudited)

Six months ended June 30, 2014 and 2013                                                                                                                                                             Expressed in United States Dollars

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2012	85,034,338	$334,376,490	$33,160,370	$(140,588,343)	$226,948,517
Share-based payments (note 11(a))	-	-	2,465,027	-	2,465,027
Income and comprehensive income for the period	-	-	-	1,579,789	1,579,789
Balance as at June 30, 2013	85,034,338	$334,376,490	$35,625,397	$(139,008,554)	$230,993,333

Balance December 31, 2013	85,054,338	$334,423,542	$36,461,969	$(142,280,546)	$228,604,965
Issuance of common shares for:
Acquisition of PMI (note 3)	87,149,919	166,743,940	2,342,086	-	169,086,026
Exercise of share-based options (note 11(a))	57,639	109,602	(16,887)	-	92,715
Share-based payments (note 11(a))	-	-	3,295,346	-	3,295,346
Loss and comprehensive loss for the period	-	-		(10,401,892)	(10,401,892)
Balance as at June 30, 2014	172,261,896	$501,277,084	$42,082,514	$(152,682,438)	$390,677,160

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)                                           Expressed in United States Dollars

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Cash provided by (used in):

Operating activities:
Income (loss) for the period	$515,436	$1,715,473	$(10,401,892)	$1,579,789
Items not involving cash:
Accretion expense	80,980	59,861	172,755	122,088
Change in foreign currency warrant liability	(204,727)	(6,076,992)	(58,057)	(10,609,787)
Depreciation	14,398	36,204	43,463	76,248
Impairment of investment in associate	-	626,394	-	626,394
Interest and other income	(356,116)	(294,955)	(732,333)	(539,462)
Share-based payments	563,615	565,067	1,648,195	1,494,332
Share-based payments included in
exploration and evaluation expenditures	-	20,903	-	62,155
Unrealized foreign exchange loss (gain)	(891,660)	(887,822)	(275,943)	(1,523,797)
Write-off of property and equipment (note 12)	-	-	205,695	-
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(4,039,539)	(675,970)	(8,257,207)	(1,894,802)
Prepaid expenses and deposits	58,651	96,338	(79,782)	(84,447)
Receivables	342,488	(91,149)	93,181	61,799
	(3,916,474)	(4,906,648)	(17,641,925)	(10,629,490)

Investing activities:
Cash acquired on acquisition of PMI	-	-	82,351,619	-
Restricted cash (note 4)	1,174,090	-	1,174,090
Mineral interests and development assets	(4,021,534)	(2,852,566)	(7,749,738)	(5,878,167)
Purchase of property, plant and equipment	(1,814,544)	(70,113)	(3,092,115)	(85,669)
Interest received	416,208	362,850	712,360	787,607
	(4,254,780)	(2,559,829)	73,396,216	(5,176,229)

Financing activities:
Shares issued for cash, net of share
issuance costs	79,923	-	92,715	-
Deferred debt financing costs	(269,259)	-	(372,226)	-
	(185,336)	-	(279,511)	-

Impact of foreign exchange on cash and cash
equivalents	1,140,924	944,167	464,871	1,580,142

Increase (decrease) in cash and cash equivalents for the period	(7,210,666)	(6,522,310)	55,939,651	(14,225,577)
Cash and cash equivalents, beginning of period	237,751,755	196,908,645	174,601,438	204,611,912
Cash and cash equivalents, end of period	$230,541,089	$190,386,335	$ 230,541,089	$190,386,335

Supplemental cash flow information (note 17)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”), changed its name from Keegan Resources Inc. on March 1, 2013. The Company was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine Project (“the Project”), to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

On February 6, 2014, the Company completed the acquisition of 100% of the issued and outstanding shares of PMI Gold Corporation (“PMI”). PMI is a resource exploration and development company which, through its subsidiaries, holds exploration and mining leases in the Ashanti and Asankrangwa Gold Belts of Ghana, Africa. PMI’s principal project is a gold development project known as the Obotan Gold Project which has been combined with Asanko’s principal project known as the Esaase Gold Project, to form the Project. PMI also holds other exploration projects in Ghana (note 3).

The head office, principal address and registered and records office of the Company are located at 1199 West Hastings Street, Suite 700, Vancouver, British Columbia, V6E 3T5, Canada.

Management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming year, including the completion of a definitive feasibility study, a pre-construction early works program and the commencement of construction of the Project. The Company will require additional financing from time to time, and while the Company has been successful in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2.

Basis of presentation

(a)

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2013, except as described in note 2(c). The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013.

These unaudited condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on August 12, 2014.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of the foreign currency warrant liability (note 19 (b)(i)) and asset retirement provisions (note 9), which are measured at fair value.

All amounts are expressed in US dollars, unless otherwise stated, and the US dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

These unaudited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Keegan Resources (Ghana) Limited Ghana (“Asanko Ghana”)	Ghana	90%
Asanko Resources South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
PMI Gold Kubi (Barbados) Inc.	Barbados	100%
Kubi Gold Company Limited (“Kubi Ghana”)	Ghana	100%

(c)

Adoption of new accounting standards, amendments to and interpretations of existing standards

(i)

Financial assets and financial liabilities

The amendment to IAS 32, Financial Instruments: Presentation (IAS 32) is effective for periods beginning on or after January 1, 2014 and is to be applied retrospectively. The amendment clarifies matters regarding offsetting financial assets and financial liabilities as well as related disclosure requirements. The adoption of the amendments to IAS 32 did not have an impact on these condensed interim consolidated financial statements.

(ii)

Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not have an impact on these condensed interim consolidated financial statements.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

2.

Basis of presentation (continued)

(d)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The unaudited condensed interim consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized in note 3 of the audited consolidated financial statements for the year ended December 31, 2013. In addition, the following judgments and estimates are applicable to these unaudited condensed interim consolidated financial statements:

Critical judgments:

(i)

Purchase price allocation on the acquisition of PMI

Management has allocated the purchase price based on the fair values of the assets acquired and liabilities assumed. Management has reviewed a number of comparable projects and market value allocations to confirm the allocation.

(ii)

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. On the acquisition of PMI management determined that the functional currency of PMI and its subsidiaries is the US dollar. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in the events and conditions, which determine the primary economic environment.

Estimates:

(iii)

Fair value of replacement equities issued on acquisition of PMI

Management determined the fair value of the replacement share-based options and warrants issued on the acquisition of PMI using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions. Changes in the subjective assumption can materially affect the fair value estimate.

(iv)

Deferred income tax liability recognized on acquisition of PMI

The Company recognized its best estimate of the deferred income tax liability related to the Obotan Gold Project, arising due to the fair value allocated on acquisition exceeding the tax basis of the project.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

3.

Acquisition of PMI

On December 17, 2013, the Company and PMI entered into a definitive agreement whereby Asanko agreed to acquire all of the common shares on PMI (“Plan of Arrangement”). On February 6, 2014, Asanko completed the acquisition of PMI pursuant to the terms of the Plan of Arrangement. Under the terms of the Plan of Arrangement, former PMI shareholders received 0.21 of an Asanko common share for each PMI share held. The Company issued 87,149,919 of its common shares to acquire 100% of the issued and outstanding shares of PMI.

The acquisition of PMI has created a flag ship project in Ghana by combining PMI’s Obotan gold project with the Company’s Esaase gold project as well as provides significant exploration potential for future project development on the consolidated 1,000 sq. km land package. With the acquisition of PMI, the Company acquired interest in certain mineral resource concessions described in note 6 as the Obotan Gold Project (note 6 (a)), Kubi (note 6 (b)), and the Diaso concessions (note 6 (b)).

A preliminary allocation of the purchase price, subject to final adjustments, is as follows:

Preliminary purchase price:

87,149,919 common shares of Asanko at C$2.12 per share	$166,743,940
3,237,491 replacement options	2,318,492
126,000 replacement warrants	23,594
Total consideration	$169,086,026

Net assets acquired: Cash and cash equivalents	$82,351,619
Restricted cash	1,098,514
Receivables	132,090
Prepaid expenses	235,286
Property and equipment	794,284
Mineral interests and development assets	115,285,828
Accounts payable and accrued liabilities	(5,937,445)
Asset retirement provision	(1,447,277)
Deferred income tax liability	(23,426,873)
Net assets acquired	$169,086,026

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

3.

Acquisition of PMI (continued)

The fair value of the Company’s common shares, replacement options, replacement warrants and equity settled performance rights issued for the acquisition of PMI was determined using the closing market price of the Company’s shares at February 5, 2014 of C$2.12 and a foreign exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion.  The fair value of the replacement options and replacement warrants was calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

	Replacement warrants	Replacement options
Risk free interest rate	1.01%	1.21%
Expected dividend yield	0%	0%
Share price volatility	64.5%	77.41%
Share price at the date of valuation (PMI closing share price at Feb 5, 2014)	C$0.45	C$0.45
Expected life	1.64 year	2.80 years

The Company commenced consolidating PMI’s financial position and results of operations effective February 6, 2014. The Company recognized $348,317 interest income and $810,347 net loss related to PMI for the period from Feb 6, 2014 to June 30, 2014.  Had PMI been consolidated from January 1, 2014, the six months ended June 30, 2014 pro-forma consolidated statement of operations would include additional interest revenue of  $96,261 and net loss of $(978,838).

As at June 30, 2014, the aggregate transactions costs related to the acquisition of PMI are approximately $4.5 million, of which $0.25 million had been included in the net loss of the Company for the year ended December 31, 2013.

The information disclosed in this note is preliminary and may change upon the final calculation of the purchase price as a result of further evaluation of the fair value of assets acquired and tax pools in Ghana.

4.

Restricted cash

As at June 30, 2014, bank guarantees related to equipment delivery and an office lease (note 14) were cancelled, resulting in a removal of the restrictions on the withdrawal of underlying cash and cash equivalents of $1.2 million.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

5.    Property, plant and equipment

	Administration	Asanko Gold Mine development project			Totals
	Office and equipment	Buildings and work in progress [1]	Equipment	Motor vehicles
Cost
As at December 31, 2012	$ 592,869	$ 757,991	$ 390,897	$ 1,210,365	$ 2,952,122
Additions	62,780	1,145,745	84,506	-	1,293,031
Dispositions	(127,412)	-	-	(146,543)	(273,955)
As at December 31, 2013	528,237	1,903,736	475,403	1,063,822	3,971,198
Additions	1,387	5,145,158	722,468	60,843	5,929,856
Acquired on acquisition of PMI	245,571	-	163,807	384,906	794,284
Dispositions	(214,753)	-	-	-	(214,753)
As at June 30, 2014	$ 560,442	$ 7,048,894	$ 1,361,678	$ 1,509,571	$ 10,480,585
Accumulated depreciation
As at December 31, 2012	$ (343,972)	$ (98,531)	$ (171,804)	$ (553,228)	$ (1,167,535)
Depreciation	(117,766)	(76,187)	(100,321)	(232,041)	(526,315)
Dispositions	76,745	-	-	91,216	167,961
As at December 31, 2013	(384,993)	(174,718)	(272,125)	(694,053)	(1,525,889)
Depreciation	(43,463)	(38,260)	(143,303)	(165,205)	(390,231)
Dispositions	9,058	-	-	-	9,058
As at June 30, 2014	$ (419,398)	$ (212,978)	$ (415,428)	$ (859,258)	$ (1,907,062)
Net book value
As at December 31, 2013	$ 143,244	$ 1,729,018	$ 203,278	$ 369,769	$ 2,445,309
As at June 30, 2014	$ 141,044	$ 6,835,916	$ 946,250	$ 650,313	$ 8,573,523

6.

Mineral interests and development assets

(a)

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project (“the Project”), which consists of two neighbouring gold projects the Obotan Gold Project (note 3) and the Esaase Gold Project, both located in the Republic of Ghana (“Ghana”), West Africa.

Adansi Ghana owns 100% of the Obotan Gold Project. Obotan lies in the Amansie District of the Ashanti Region of Ghana, approximately 250 km northwest of the capital Accra. The Obotan Gold Project consists of the Abore, Abirem and Adubea concessions, all of which have been granted mining leases and cover an area of approximately 88.98 km2. These concessions contain four deposits: Nkran, Abore, Adubiaso and Asuadai. The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party. Goknet Mining Company Limited (“Goknet”) is claiming a 2% NSR over three concessions, which claim is currently under an arbitration process (note 15). The Company also pays a yearly advance royalty of $50,000 for certain licenses within the Obotan Gold Project.

________________________

1

Additions to work in progress during the six months ended June 30, 2014 amount to $4,285,065 (six months ended June 30, 2013 - $nil).

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(a)

Asanko Gold Mine Project (continued)

Asanko Ghana owns a 100% interest in the Esaase Gold Project. Like Obotan, Esaase is located in the Amansie West District of Ghana. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession (“SGM”).  The Esaase Concession covers an area of approximately 42.32 km2.

Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee.

The SGM is subject to a 2% NSR payable to Sky Gold Mines Limited. Asanko Ghana acquired 100% ownership in SGM by making staged payments totaling $400,000, and causing a total of 50,000 shares of Asanko Gold Inc. be issued to SGM in stages over 4 years.

Asanko Ghana owns a 100% interest in the Asuowin Concession situated contiguous to and directly south of the Esaase Gold property and a 100% interest in the Dawohodo prospecting concession adjacent to the Esaase Gold property.

During November 2012, Asanko Ghana completed the acquisition of 10.3 km2 of the Small Scale Mining Reserve (“SSMR”) located immediately to the southwest of the Esaase main zone in exchange for  a 12.5 km2 portion of its Jeni River Concession mining lease. The SSMR area acquired by the Company was previously reserved by the Government of Ghana exclusively for small scale mining activity and is now part of the Jeni River Concession mining lease.

Free carried interest to the Ghanaian government

The Government of Ghana retains the right to a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act. This entitles the Ghanaian government to 10% of declared dividends from the net profit of the Company’s respective subsidiaries as at the end of a financial year. As the free carried interest does not result in an obligation on behalf of the Ghanaian government to contribute to the capital nor share in the entity’s losses, a non-controlling interest is not recognized while the respective subsidiaries of the Company are in a net liability position.

The Company’s concessions are also subject to a 5.0% royalty on gold production payable to the Government of Ghana.

(b)

Exploration projects

Kubi

The Kubi Project is located 65 km east of the Obotan Gold Project. Kubi Ghana holds a 100% interest in the Kubi mining leases.  Royal Gold, Inc. of Denver holds a 3% net proceeds of production royalty interest.

Other

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura Gold property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 from GTE and the remaining 50% may be purchased for an additional $4,000,000.

Adansi Ghana holds concessions outside of the Obotan Gold Project within the Asankrangwa Gold Belt, collectively known as the Diaso concession as follows:

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(b)

Exploration projects (continued)

-

Asanko North Concessions, which include:  Kaniago (Adansi), New Obuasi, Gyagyastreso (Switchback North) and Nkronua-Atifi (Swtichback South), Datano, and the Afiefiso portion of the Diaso-Afiefiso concession.

-

Asanko South Concessions, which include: Diaso portion of the Diaso-Afiefiso concession, Amuabaka, Juabo, Agyaka Manso and Manhia.

The Amubaka and Nkronua licenses retain a 10% interest by the original vendor, and the Juabo license retains a 15% interest by the original vendor. Interest retained by original vendors are free carried up to any decision to mine.

Adansi pays a quarterly advance royalty of $3,000 for certain licenses within the Diaso concession.

If any of the exploration properties are converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

(c)

Mineral interests and development costs

	Asanko Gold Mine Project	Kubi	Other	Total

Mineral interest
Balance, December 31, 2013	$ 4,695,444	$ -	$ 170,043	$ 4,865,487
Acquisitions for the period	391,051	-	1,250	392,301
Fair value on acquisition of PMI	110,423,463	4,362,365	500,000	115,285,828
Balance, June 30, 2014	115,509,958	4,362,365	671,293	120,543,616

Deferred development costs
Balance, December 31, 2013	56,097,384	-	-	56,097,384
Asset retirement assets	438,534	29,291	-	467,825
Camp operations	1,579,625	-	-	1,579,625
Development support costs	644,803	-	-	644,803
Development drilling and assays	1,069,465	-	-	1,069,465
Feasibly studies and engineering	6,170,843	-	-	6,170,843
Permitting	355,544	-	-	355,544
Share-based payments	1,647,151	-	-	1,647,151
Community affairs and environment	1,003,975	-	-	1,003,975
Additions for the period	12,909,940	29,291	-	12,939,231
Balance, June 30, 2014	69,007,324	29,291	-	69,036,615
Total mineral interest and deferred development costs, June 30, 2014	$ 184,517,282	$ 4,391,656	$ 671,293	$ 189,580,231

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

6.

Mineral interests and development assets (continued)

(c)

 Mineral interests and development costs (continued)

	Esaase	Asumura	Total

Mineral interest
Balance, December 31, 2012	$ 4,498,392	$ 170,043	$ 4,668,435
Additions for the period	197,052	-	197,052
Balance, December 31, 2013	4,695,444	170,043	4,865,487

Deferred development costs
Balance, December 31, 2012	41,710,029	-	41,710,029
Asset retirement assets	(1,975,497)	-	(1,975,497)
Camp operations	2,844,814	-	2,844,814
Development support costs	672,373	-	672,373
Feasibility studies and engineering	7,831,083	-	7,831,083
Permitting	395,388	-	395,388
Share-based payments	1,467,096	-	1,467,096
Sustainability, community affairs and environment	3,052,929	-	3,052,929
VAT receivable allowance	99,169	-	99,169
Additions for the year	14,387,355	-	14,387,355
Balance, December 31, 2013	56,097,384	-	56,097,384
Total mineral interest and deferred development costs, December 31, 2013	$ 60,792,828	$ 170,043	$ 60,962,871

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

7.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical  feasibility and economic recoverability has not yet been established.

Summary of  exploration and evaluation expenditures

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Asanko Gold Mine Project	$ 41,008	$ 432,391	$ 83,033	$ 963,012
Kubi	22,742	-	35,537	-
Other	10,459	-	13,528	344
	$ 74,209	$ 432,391	$ 132,098	$ 963,356

8.

Deferred debt financing costs

As at June 30, 2014, the Company had incurred an aggregate of $4.2 million in legal, arrangement and other fees related to a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite").

Subsequent to June 30, 2014, the Company amended the DSFA with terms substantially similar to the original DSFA. The debt provided under the amended DSFA will be utilized for developing Phase 1 of the Asanko Gold Mine Project instead of the Esaase Project as previously envisaged. As the DSFA is drawn down, the deferred debt financing costs will be reclassified to non-current liabilities and amortized over the life of the DSFA using the effective interest rate method.

The DSFA provides for two term loan facilities: a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). Performance under the amended agreement will be fully secured by the assets of the Company’s Ghanaian subsidiaries and will be guaranteed by the Company until Project completion.

 Details of the individual facilities include the following:

Project Facility Details ($130 million):

• Interest rate of LIBOR + 6% with a one percent minimum LIBOR rate;
• 1.5% fee payable on drawdowns;

•

First repayment date is expected to be July 1, 2016 and each of the four subsequent quarterly loan repayment dates shall be 4% of the total Project Facility. The following ten quarterly loan repayments shall each be 8% of the total Project Facility;

• Three and a half year quarterly repayment schedule or early repayment at any time without penalty; and

•

Conditions precedent to drawdown principally are completion of the Phase 1 Definitive Project with material outcomes substantially the same as the September 2012 Obotan Definitive Feasibility Study ("DFS").

•

On July 28, 2014 the Company made its first utilization request and drew down the first $20 million for net proceeds of $18.5 million after fees and legal expenses.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

8.

Deferred debt financing costs (continued)

Overrun Facility Details ($20 million):

• Interest rate of LIBOR +10% with a one percentage minimum LIBOR rate;
• 3% fee payable on drawdowns;

•

Three year quarterly repayment schedule and early repayment at any time without penalty; and

•

Conditions precedent to drawdown are confirmation that the Company has sufficient funds with the Overrun Facility to complete the Project, that the Project Facility is fully drawn and that 4,000,000 Asanko share warrants have been issued to Red Kite. The warrants would be priced at a 25% premium to the 20 day volume weighted average price of Asanko at that time and have a 2.5 year term to expiry.

Offtake Agreement Details:

•

100% of the future gold production from Phase 1 to a maximum of 2.22 million ounces;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project and Overrun Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination, and

•

Prior to removal of the conditions precedent for the Project Facility, the Company can terminate the Offtake Agreement with Red Kite by repaying the loan and paying an Offtake termination fee which is fixed at $3 million while $20 million is drawn (before December 31, 2014) and $6 million after the additional $40 million is drawn.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

9.

Asset retirement provision

The asset retirement provisions relate to current and historical disturbance caused to the mineral concessions within the area of interest of Esaase and Kubi. On the acquisition of PMI, the Company assumed the asset retirement liability related to Kubi with a fair value of $1.4 million at February 6, 2014.

Management has determined that these areas will be included as part of the Project’s life-of-mine rehabilitation program. The present value of this obligation has been recorded as a non-current provision.

	Six months ended June 30, 2014	Year ended December 31, 2013

Opening balance	$ 9,385,102	$ 11,089,081
Additions (reductions)	1,914,792	(1,975,497)
Accretion	172,755	271,518
Closing balance	$ 11,472,649	$ 9,385,102

Esaase Gold Project	$ 9,978,549	$ 9,385,102
Kubi Project	1,494,100	-
Closing Balance	$ 11,472,649	$ 9,385,102

10.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, December 31, 2012	85,034,338	$ 334,376,490
Issued pursuant to the SGM agreement (note 7(a))	20,000	47,052
Balance, December 31, 2013	85,054,338	334,423,542
Issued pursuant to the acquisition of PMI (note 3)	87,149,919	166,743,940
Issued pursuant to exercise of share-based options (note 10(a)):
- at C$1.12	12,500	12,792
- at C$ 1.43	5,250	7,002
- at C$ 1.96	39,889	72,921
Transfer from equity reserves on exercise of share-based options	-	16,887
Balance, June 30, 2014	172,261,896	$ 501,277,084

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

10.

Share capital (continued)

(b)

Issued and outstanding common shares (continued)

On February 6, 2014, the Company issued 87,149,919 of its common shares at a price of C$2.12 per share to acquire 100% of the issued and outstanding shares of PMI (note 3). The fair value of the shares issued was determined using the closing share price of the Company’s shares on the Toronto Stock Exchange on February 5, 2014 and an exchange rate of 1 CAD = 0.9025 USD at the same date, which were the final closing variables before the transaction completion (note 3).

During the six months ended June 30, 3014, the Company issued 57,639 common shares for gross proceeds of $92,715 on exercise of options. In addition, the estimated fair value of these options of $16,887 was reclassified from equity reserves to share capital.

Year ended December 31, 2013

The Company issued 20,000 shares to SGM pursuant to an agreement on a concession adjacent to the Esaase concession (note 6(a)). The fair value of the shares was estimated to be $47,052 or $2.35 (C$2.45) per share which was the closing market price of the Company’s shares at July 15, 2013 when the shares were issued.

11.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

Share-based options movement	Number of Options	Weighted average exercise price
Balance, December 31, 2012	8,158,750	C$4.54
Granted	921,000	C$2.66
Cancelled/Forfeited	(2,436,250)	C$5.15
Expired	(345,000)	C$4.20
Balance, December 31, 2013	6,298,500	C$3.93
Granted	5,551,000	C$2.14
Replacement options granted on the acquisition of PMI	3,237,491	C$4.01
Exercised	(12,500)	C$1.12
Exercised replacement options	(45,139)	C$1.90
Cancelled/Expired	(600,000)	C$3.71
Cancelled/Expired replacement options	(1,275,750)	C$3.77
Balance, June 30, 2014	13,153,602	C$3.23

During the six months ended June 30, 2014, the Company granted 5,551,000 share-based options to employees, officers and directors of the Company at a weighted average exercise price of C$2.14 and an expiry date five years from grant date. In addition, in connection with the acquisition of PMI, the Company exchanged share-based options held by employees of PMI for

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

11.

Equity reserves (continued)

(a)

Share-based options (continued)

3,273,491 share-based options of the Company with a weighted average exercise price of $4.01 (note 3). The replacement options are fully vested.

During the six months period ended June 30, 2014, 1,875,750 share-options were cancelled or expired, of which  1,275,750 were replacement share-based options issued on the acquisition of PMI.

The following table summarizes the share-based options outstanding and exercisable at June 30, 2014:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	367,852	2.75	1.85	367,852	2.75	1.85
C$2.01-C$3.00	7,102,000	4.42	2.22	3,226,625	4.29	2.26
C$3.01-C$4.00	3,711,500	2.96	3.76	3,711,500	2.96	3.76
C$4.01-C$5.00	940,500	2.47	4.51	940,500	2.47	4.51
C$6.01-C$7.00	551,250	1.00	6.19	551,250	1.00	6.19
C$7.01-C$8.00	50,000	1.71	8.00	50,000	1.71	8.00
C$8.01-C$9.00	63,000	2.39	8.34	63,000	2.39	8.34
C$9.01-C$10.00	367,500	1.70	9.53	367,500	1.70	9.53
	13,153,602	3.58	3.23	9,278,227	3.19	3.66

During the three months ended June 30, 2014, $0.6 million (three months ended June 30, 2013 - $0.6 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $nil included in exploration and evaluation expenses (three months ended June 30, 2013 –$0.02 million). In addition, during the three months ended June 30, 2014,  share-based payments of $0.7 million were included in mineral interests and development costs (three months ended June 30, 2013 –  $0.4 million).

During the six months ended June 30, 2014, $1.6 million (six months ended June 30, 2013 - $1.6 million) in share-based payments were recorded in the statement of comprehensive loss, which includes $nil included in exploration and evaluation expenses (six months ended June 30, 2013 –$0.06 million). In addition, during the six months ended June 30, 2014,  share-based payments of $1.7 million were included in mineral interests and development costs (six months ended June 30, 2013 –  $0.9 million).

The fair value of the share-based options granted during the three and six months ended June 30, 2014 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Risk free interest rate	1.41%	1.25%	1.38%	1.25%
Expected dividend yield	-	-	-	-
Share price volatility	56.08%	56.09%	59.33%	56.09%
Forfeiture rate	3.47%	3.01%	3.47%	3.01%
Expected life of options	3.20 years	3.51 years	3.20 years	3.51 years

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

11.

Equity reserves (continued)

 (b)

Performance rights

In connection with the acquisition of PMI (note 3), the Company entered into an agreement with  employees of PMI, who held PMI performance rights, to issue an aggregate of 117,158 common shares of the Company upon vesting of the performance rights. In April 2014, the performance rights had not vested and were cancelled due to termination of the employment agreements of the performance rights holders.

 (c)

Warrants

The continuity of share purchase warrants for the six months ended  June 30, 2014 is as follows:

Exercise price	Expiry date	December 31, 2013	Issued	Exercised	Expired	June 30, 2014

C$ 5.00	September 26, 2015	-	126,000	-	-	126,000
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,443,500	126,000	-	-	9,569,500

During the six months ended June 30, 2014, the Company issued 126,000 replacement warrants pursuant to the acquisition of PMI (note 3).

The 9,443,500 warrants issued pursuant to a non-brokered private placement on November 5, 2012 have an acceleration clause attached that gives the Company the right to accelerate the warrants’ exercise period to 30 days, should the share price trade at a price of greater than C$6.00 per share for a period of twenty consecutive trading days.

The continuity of share purchase warrants for the year ended December 31, 2013 is as follows:

Exercise price	Expiry date	December 31, 2012	Issued	Exercised	Expired	December 31, 2013

C$ 7.50	February 17, 2013	284,050	-	-	(284,050)	-
C$ 4.00	November 5, 2014	9,443,500	-	-	-	9,443,500
		9,727,550	-	-	(284,050)	9,443,500

12.

Restructuring costs

During the three months ended June 30, 2014, the Company incurred and/or accrued restructuring charges of $0.1 million (three months ended June 30, 2013 - $nil), related to severance payments due to job redundancy post the acquisition of PMI.

During the six months ended June 30, 2014, Company incurred and/or accrued restructuring charges of $3.0 million (six months ended June 30, 2013 - $nil). The restructuring charges relate to the closure of the PMI corporate offices in Canada and Australia as well as employee terminations due to redundancy post the acquisition of PMI. The restructuring was completed during April 2014.

The following table provides a summary of the restructuring charges for the three and six months ended June 30, 2014:

Restructuring costs	Three months ended June 30, 2014	Six month ended June 30, 2014

Employee termination benefits	$95,938	$2,503,986
Contracts termination costs	-	269,149
Write-off of equipment	-	205,695
	$95,938	$2,978,830

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

13.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Salaries and benefits	$ 276,634	$ 802,813	$ 732,234	$ 1,298,550
Share-based payments	260,418	470,547	974,204	1,208,776
	$ 537,052	$ 1,273,360	$ 1,706,438	$ 2,507,326

Key management personnel consist of directors and officers of the Company.

(b)

Other related parties balances and transactions

Related party transactions (recoveries):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Universal Mineral Services Ltd. (“UMS”) (i)	$ 48,952	$ 648,492	$ 95,307	$ 1,414,093

Related party balances receivable (payable):

	June 30, 2014	December 31, 2013

UMS (i)	$ (25,344)	$ (4,923)
UMS – prepaid deposit (i)	23,430	23,505
	$ (1,914)	$ 18,582

(i)

UMS is a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provided geological, corporate development, administrative and management services to the Company on a cost recovery basis. Effective July 1, 2013, the Company notified UMS that it would no longer require any personnel services but will continue to share the cost of UMS’s office tenancy and IT services where required.

(ii)

During the six months ended June 30, 2013, the Company reviewed its equity investment in UMS for impairment and concluded that the carrying amount exceeded its recoverable amount and therefore recorded and impairment charge of $626,394. No impairment charges related to the investment in associate were recorded during the six months ended June 30, 2014.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

14.

Commitments

As at June 30, 2014, the Company had commitments totaling $2.5 million, for the purchase of mill and electrical equipment. In addition the Company has a purchase order with its EPCM contractor that is predominately driven by hours worked and as such is exposed to one month’s fees, per a standard one month notice period.

15.

Contingencies

(a)

Ghanaian mining taxes

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years. A 10% windfall profit tax has been proposed but to date has not been enacted. The windfall profit tax was proposed to be calculated based on taxable income less taxes paid, capital expenditures incurred, additions to inventory and various other deductions and additions. The Company now believes it is unlikely that a windfall profit tax will be implemented in the near future.

(b)

Financial guarantee

The Company continues to provide a financial guarantee for the UMS office lease until May 2015 (note 13 (b)).

(c)

Legal proceedings

Except as set forth below, there are no legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject, and there are no such proceedings known by the Company to be contemplated, where there is a claim for damages that exceeds ten percent of the Company’s current assets.

Goknet Arbitration

On November 6, 2012, PMI  received a request from Goknet Mining Company Limited (“Goknet”) seeking PMI’s consent to the assignment of certain royalties under a 2006 Purchase Agreement between the Company and Goknet. The Company provided its consent on January 9, 2013 without pre-supposing that certain royalties alleged to have been created under such agreement were created. Goknet subsequently invoked the arbitration provisions of the contract under British Columbia law. An arbitral panel was established by the end of April, 2013, and the arbitration hearing is scheduled for September 2014. The arbitration panel is expected to rule as to whether a 2% NSR royalty is owed to Goknet from future production from the Abore, Abirem and Adubea mining leases.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

15.

Contingencies (continued)

(c)

Legal proceedings (continued)

Godbri Datano Claim

On September 14, 2012, Godbri Mining Limited (“Godbri”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited (“Midras”) and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim on January 29, 2013 and in March 2013, both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial. The Datano concession was acquired in August 2013 from Midras. The Company considers the claim made by Godbri to be spurious and without any merit. Godbri is a private Ghanaian company.

Matisse and Madison Claim

On October 22, 2013, Matisse & Madison Co. Ltd. (“M&M”) lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. The Company maintains that this is a frivolous lawsuit lacking in merit and will vigorously defend itself.

16.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of non-current assets

June 30, 2014	Canada	Ghana	Total

Property, plant and equipment	$ 70,205	$ 8,503,318	$ 8,573,523
Deferred debt financing costs	-	4,195,354	4,195,354
Mineral interest and development costs	-	189,580,231	189,580,231
Investment in associate	1,000	-	1,000
	$ 71,205	$ 202,278,903	$ 202,350,108

December 31, 2013	Canada	Ghana	Total

Plant and equipment	$ 84,564	$ 2,360,745	$ 2,445,309
Deferred debt financing costs	-	3,823,128	3,823,128
Mineral interest and development costs	-	60,962,871	60,962,871
Investment in associate	1,000	-	1,000
	$ 85,564	$ 67,146,744	$ 67,232,308

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

16.

Segmented information (continued)

Geographic allocation of loss (income)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Canada	$ (1,119,276)	$ (2,324,502)	$ 8,353,915	$ (3,163,550)
Ghana	603,840	609,029	2,047,977	1,583,761
Total	$ (515,436)	$ (1,715,473)	$ 10,401,892	$ (1,579,789)

17.

Supplemental cash flow information

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Change in asset retirement provision included in mineral interest (excluding provisions added as a results of PMI acquisition)	$ 376,490	$ (1,078,427)	$ 467,825	$ (1,298,101)
Change in accounts payable related to mineral interests and development costs	2,761,678	30,877	3,120,360	(534,409)
Change in accounts payable related to property, plant and equipment	2,837,741	-	2,837,741	-
Depreciation included in exploration and evaluation costs	-	11,227	-	26,378
Depreciation included in mineral interest and development costs	207,149	91,304	346,768	177,601
Fair value of mineral interests assigned on acquisition of PMI	-	-	115,285,828	-
Reclassification of equity reserves on exercise of share-based options	(10,785)	-	(16,887)	-
Share-based compensation included in mineral interests and development cost	739,822	443,932	1,647,151	908,540

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

18.

Loss (earnings ) per share

Basic loss (earnings) per share amounts are calculated by dividing the net loss (income) for the period by the weighted average number of ordinary shares outstanding during the period.

Weighted average number of common shares are calculated as follows:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Issued common shares, beginning of period	172,216,757	85,034,338	85,054,338	85,034,338
Effect of shares issued on acquisition of PMI	-	-	69,816,233	-
Effect of shares issued on exercise of share-based options	2,976	-	13,030	-
Weighted average number of common shares basic, end of period	172,219,733	85,034,338	154,883,601	85,034,338
Dilutive effect of share-based options	331,142	12,522	-	23,843
Weighted average number of common shares diluted, end of period	172,550,875	85,046,860	154,883,601	85,058,181

19.

 Financial instruments

(a)

Risk exposure

The risk exposure arising from financial instruments is summarized as follows:

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 10 basis points in the interest rates would result in a corresponding increase or decrease in loss for the six months ended June 30, 2014 of approximately $230,500 (six months ended June 30, 2013 - $196,400).

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)

Three and six months ended June 30, 2014 and 2013

Expressed in United States Dollars

19.

 Financial instruments (continued)

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through holding of Canadian dollar (CAD) cash and cash equivalents. As at June 30, 2014, the Company had a CAD cash balance of $44.2 million (December 31, 2013 – $21.9 million) expressed in US dollar equivalent. As at June 30, 2014 and December 31, 2013, the Company had no hedging agreements in place with respect to foreign exchange rates.

 (b)

Fair values

(i)

Foreign currency warrant liability

The foreign currency share purchase warrants issued in the non-brokered private placement of November 5, 2012 have not been listed on an exchange and therefore do not trade on an active market. The fair value at June 30, 2014 and December 31, 2013 of the foreign currency warrant liability associated with the issuance of these warrants is categorized within level 2 of the fair value hierarchy and was estimated using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2014	December 31, 2013
Risk free interest rate	1.09%	1.10%
Expected dividend yield	0%	0%
Share price volatility	39%	56%
Share price at the date of valuation	C$2.78	C$1.71
Expected life of warrants	0.35 year	0.85 year

(ii)

Other

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.